

New Issue Term Sheet

Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OC1 Trust

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Mortgage Securities Corp.
Sponsor

Washington Mutual Bank
Servicer

LaSalle Bank National Association
Trustee and Supplemental Interest Trust Trustee

WaMu Capital Corp.
Lead Manager

May 9, 2007

Closing Date	**May 11, 2007**
Investor Settlement Date	**May 11, 2007**
First Distribution Date	**May 25, 2007**
Cut-Off Date	**April 1, 2007**



WaMu Capital Corp.

A Washington Mutual, Inc. Company

Important Notice About Information Presented in this
Preliminary Term Sheet

The securities described in this preliminary term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OC free writing prospectus, along with this preliminary term sheet, describes more specifically the terms of your series of certificates. This preliminary term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this preliminary term sheet is subject to completion or change. The information in this preliminary term sheet supersedes information contained in any prior term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire preliminary term sheet and the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OC free writing prospectus we will provide you. You may obtain a copy of the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OC free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS PRELIMINARY TERM SHEET REFLECTS THE PRELIMINARY CHARACTERISTICS OF THE MORTGAGE POOL AS OF THE CUT-OFF DATE, WHICH IS 4/01/07. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP AT 1-800-667-9569.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this preliminary term sheet. The mortgage-backed securities referred to in this preliminary term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this preliminary term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

Description of Certificates

	Principal Amount (Approx.) [1] [3]	WAL (Years) [2]	Prin Window (Months) [2]	Certificate Interest Rate	Tranche Type	Expected Ratings S&P/Moody's
A-1	$250,000,000	2.50	05/07 - 11/13	Variable [4]	Senior	AAA/Aaa
A-2	89,064,000	1.00	05/07 - 05/09	Variable [5]	Senior	AAA/Aaa
A-3	42,693,000	3.00	05/09 - 09/11	Variable [6]	Senior	AAA/Aaa
A-4	33,571,000	5.86	09/11 - 11/13	Variable [7]	Senior	AAA/Aaa
A-5	60,741,000	2.50	05/07 - 11/13	Variable [8]	Senior/Mezz	AAA/Aaa
M-1	8,307,000	4.51	07/10 - 11/13	Variable [9]	Subordinate	AA+/Aa1
M-2	7,268,000	4.49	06/10 - 11/13	Variable [10]	Subordinate	AA/Aa2
M-3	4,413,000	4.49	06/10 - 11/13	Variable [11]	Subordinate	AA/Aa3
M-4	3,894,000	4.49	06/10 - 11/13	Variable [12]	Subordinate	AA-/A1
M-5	3,634,000	4.46	05/10 - 11/13	Variable [13]	Subordinate	A+/A2
M-6	2,596,000	4.46	05/10 - 11/13	Variable [14]	Subordinate	A/A3
B-1	2,596,000	4.46	05/10 - 11/13	Variable [15]	Subordinate	A-/Baa1
B-2	2,596,000	4.44	05/10 - 11/13	Variable [16]	Subordinate	BBB/Baa2
B-3	2,596,000	4.24	05/10 - 06/13	Variable [17]	Subordinate	BBB-/Baa3
R	100	N/A	N/A	N/A	Senior/Residual	AAA/Aaa
C	N/A	**Not Offered Hereby**		N/A	Subordinate	NR
PPP	N/A [15]	**Not Offered Hereby**		N/A [18]	Prepay Penalty	NR

(1) Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(2) WAL and Payment Windows for the Offered Certificates are shown based on the Pricing Prepayment Speed (as defined herein) and assuming the Optional Termination is exercised at the earliest Clean-Up Call Option Date.

(3) Credit support for the Certificates will be provided through subordination, fully funded overcollateralization of approximately 1.00% and excess spread.

(4) The Class A-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 0.240% (the floating rate margin will be 2 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(5) The Class A-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 0.120% (the floating rate margin will be 2 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(6) The Class A-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 0.230% (the floating rate margin will be 2 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(7) The Class A-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 0.320% (the floating rate margin will be 2 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(8) The Class A-5 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 0.320% (the floating rate margin will be 2 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.


(9) The Class M-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 0.450% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(10) The Class M-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 0.550% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(11) The Class M-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 0.700% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(12) The Class M-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 1.250% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(13) The Class M-5 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 1.500% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(14) The Class M-6 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 1.750% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(15) The Class B-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 2.000% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(16) The Class B-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 2.000% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(17) The Class B-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 2.000% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(18) The Class PPP Certificates will not receive principal or interest. The Class PPP Certificates will have a notional balance; however, the Class PPP Certificates will not accrue interest on their notional balance. The Class PPP notional amount will equal the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date. The Class PPP Certificates will be entitled to receive prepayment penalty payments, with respect to voluntary full prepayments, remitted to the trust for certain Mortgage Loans.



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Transaction Summary

Depositor:	WaMu Asset Acceptance Corp. ("**WAAC**").
Trust:	Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OC1 Trust.
Servicer:	Washington Mutual Bank ("**WMB**").
Lead Manager:	WaMu Capital Corp.
Trustee and Supplemental Interest Trust Trustee:	LaSalle Bank National Association.
Delaware Trustee:	Christiana Bank & Trust Company.
Swap Counterparty:	Barclays Bank PLC.
Rating Agencies:	It is anticipated that the Offered Certificates will be rated by Moody's and Standard & Poor's and assigned the credit ratings described herein.
Cut-off Date:	April 1, 2007.
Pricing Date:	May 9, 2007.
Closing Date:	May 11, 2007.
Servicing Fee:	For (a) the Mortgage Loans which have initial rate adjustments occurring approximately 5 years or earlier after the first payment date of such Mortgage Loan, 0.375% per annum and (b) all other Mortgage Loans, 0.250% per annum (plus, in the case of certain Mortgage Loans with lender paid primary mortgage insurance, the amount of the monthly portion of the applicable insurance premium required to be paid at origination, even if no longer required to be paid), with a weighted average for the first Distribution Date of approximately 0.3925% per annum.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in May 2007.
Due Period:	With respect to any Distribution Date, the calendar month immediately preceding such Distribution Date.
Due Date:	The first day of any calendar month.
Class A Certificates:	Classes A-1, A-2, A-3, A-4 and A-5.
Class M Certificates:	Classes M-1, M-2, M-3, M-4, M-5 and M-6.
Class B Certificates:	Classes B-1, B-2 and B-3.
Senior Certificates:	Class A and Class R Certificates.
Subordinate Certificates:	Class M, Class B and Class C Certificates.
Certificates:	Senior Certificates, Subordinate Certificates and Class PPP Certificates.
Offered Certificates:	Class A, Class R, Class M, and Class B Certificates.
Non-Offered	


WaMu Capital Corp.
A Washington Mutual, Inc. Company

Certificates:	Class C and Class PPP Certificates.
Registration:	Each class of Offered Certificates will initially be represented by a single Certificate registered in the name of Cede & Co., a nominee of The Depository Trust Company, New York, New York.
Federal Tax Treatment:	For federal income tax purposes, one or more REMIC elections will be made with respect to the Trust. For federal tax income purposes, the Offered Certificates (other than the Class R Certificates) will represent ownership of regular interests, coupled with an interest in a limited recourse notional principal contract (as described under "Material Federal Income Tax Consequences—Special Tax Considerations Applicable to the Swap OC Certificates" in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OC free writing prospectus). The Class R Certificates will represent ownership of a residual interest for federal income tax purposes.
SMMEA Treatment:	The Class A, Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("**SMMEA**").
ERISA Eligibility:	The Offered Certificates (other than the Class R Certificates) are expected to be eligible for purchase by a person investing assets of employee benefit plans or individual retirement accounts (each, a **"Plan Investor"**); however, they may not be acquired or held by a Plan Investor before the termination of the swap agreement, unless such acquisition or holding is eligible for the exemptive relief available under Section 408(b)(17) of ERISA or one of the investor-based class exemptions described in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OC free writing prospectus under "ERISA Considerations." Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificates are not expected to be eligible for purchase by Plan Investors.
Optional Termination:	The terms of the transaction allow for an optional termination of the Trust which may be exercised once the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (a "**Clean-Up Call Option Date**").
Day Count:	Actual/360.
Interest Accrual Period:	The interest accrual period for a given Distribution Date will be the period beginning on the 25th day of the month immediately preceding the month during which such Distribution Date occurs (or, in the case of the first Distribution Date, the Investor Settlement Date) and ending on the 24th day of the month during which such Distribution Date occurs.
Delay Days:	0 day delay.
Pricing Prepayment Speed:	100% PPC, which assumes 12% CPR in month 1, an additional 1/11th of 18% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR from month 12 and thereafter.
Settlement:	The Offered Certificates settle flat. The Investor Settlement Date is May 11, 2007.
Compensating Interest:	Compensating interest paid by the Servicer with respect to the Mortgage Loans will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of such Mortgage Loans, any reinvestment income realized by the



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Servicer relating to payoffs on the Mortgage Loans made during the prepayment period, and interest payments on the payoffs received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of the Mortgage Loans.

Mortgage Loans: The Mortgage Loans consist of Alt-A, adjustable rate or fixed rate, first lien residential mortgage loans with original terms to maturity of not more than 40 years. Approximately 4.0% and 96.0% of the Mortgage Loans are fixed rate and adjustable rate, respectively. The adjustable rate Mortgage Loans are indexed to either Six-Month LIBOR or One-Year LIBOR and have initial rate adjustments occurring approximately 1, 2, 3, 5, 7 or 10 years after the first payment date of each such Mortgage Loan. As of the Cut-off Date, approximately 73.3% of the Mortgage Loans are scheduled to pay only interest during an initial period specified in the related mortgage note and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining term.

As of the Cut-off Date, the aggregate principal balance of the Mortgage Loans is approximately $519,159,586, subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Originator Concentrations	Approx %
Ameriquest Mortgage Company *	40.59%
The Mortgage Store Financial, Inc.	16.77%
All Other Originators Less Than 10%	

* Please see Exhibit A to this Preliminary Term Sheet for a description of Ameriquest Mortgage Company

Stated Principal Balance: For any Mortgage Loan for any date of determination, its principal balance as of the Cut-Off Date, after application of all scheduled principal payments due on or before the Cut-Off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to that Mortgage Loan on or before that date of determination, and as further reduced by the amount of any realized loss on that Mortgage Loan allocable to principal incurred in any calendar month prior to the month of the date of determination (except, if the date of determination is earlier in the month than the Distribution Date, for the immediately preceding calendar month).

Servicer Advances: The Servicer will advance principal and interest provided the Servicer determines the advance is recoverable from future payments.

Excess Spread: The initial weighted average net coupon of the mortgage pool will be greater than the interest payments on the Certificates, resulting in excess cash flow calculated in the following manner based on the collateral as of the Cut-off Date.

Gross WAC:	6.9757%
Less Initial Servicing Fee:	0.3925%
Net WAC:	6.5832%
Less Initial Certificate Coupon (Approx.) [1]:	5.6156%
Plus Initial Swap Inflow [1]:	0.1489%
Initial Excess Spread:	1.1165%



WaMu Capital Corp.
A Washington Mutual, Inc. Company

[1] Assumes initial bond coupons based on one-month LIBOR equal to 5.320% and swap strike rate of 4.996%. This amount will vary on each Distribution Date based on changes to one-month LIBOR, the principal balance of each certificate outstanding and day count.

Pass-Through Rate:	The "**Pass-Through Rate**" with respect to each Mortgage Loan is equal to the mortgage rate less the Servicing Fee.
Weighted Average Pass-Through Rate:	For any Distribution Date, the weighted average of the Pass-Through Rates on the Mortgage Loans as of the second preceding Due Date.

Net WAC Cap: For any Distribution Date, the percentage equivalent of a fraction, (1) the numerator of which is equal to (a) interest accrued on the Mortgage Loans at the Weighted Average Pass-Through Rate for such Distribution Date, *minus* (b) the sum of any Net Swap Payment owed to the Swap Counterparty and any Swap Termination Payment (other than certain Swap Termination Payments resulting from an event of default by, or certain termination events with respect to, the Swap Counterparty) owed to the Swap Counterparty for such Distribution Date, *plus* (c) any Net Swap Payment received from the Swap Counterparty for such Distribution Date, and (2) the denominator of which is equal to the product of (a) the actual number of days in the related Interest Accrual Period divided by 360 and (b) the aggregate principal balance of the Mortgage Loans as of the second preceding Due Date.

Credit Enhancement: Credit enhancement consists of the following:

      1) Net Monthly Excess Cashflow;
      2) Overcollateralization Amount; and
      3) Subordination.

Net Swap Payments received from the Swap Counterparty may be available as an additional form of credit enhancement.

Accrued Certificate Interest: For each class of Certificates and any Distribution Date, interest will accrue during the related Interest Accrual Period on the related Class Certificate balance immediately prior to such Distribution Date at the related Certificate Interest Rate as reduced by that class' share of net prepayment interest shortfalls and any shortfalls resulting from the application of the Servicemembers Civil Relief Act or any similar state statutes.

Interest Remittance Amount: For any Distribution Date, the portion of funds available for distribution on such Distribution Date attributable to interest received or advanced on the Mortgage Loans, less the Servicing Fee.

Principal Remittance Amount: For any Distribution Date, the sum of:
(i)   all scheduled payments of principal due during the related Due Period and received by the Servicer on or prior to the related determination date or advanced by the Servicer on the related remittance date;

(ii)   the principal portion of all partial prepayments received during the month prior to the month during which such Distribution Date occurs and all full prepayments received from the 15th day of the prior month through the 14th day of the month during which such Distribution Date occurs;


(iii)   the principal portion of all net liquidation proceeds, net condemnation proceeds and net insurance proceeds received during the month prior to the month during which such Distribution Date occurs;

(iv)   the principal portion of the repurchase price for any repurchased Mortgage Loans that were repurchased during the prior calendar month;

(v)   the principal portion of substitution adjustments received in connection with the substitution of a Mortgage Loan that was substituted during the prior calendar month; and

(vi)   the principal portion of the termination price if the Optional Termination is exercised.

Principal Distribution Amount:	On any Distribution Date, the sum of (i) the Basic Principal Distribution Amount and (ii) the Extra Principal Distribution Amount.
Basic Principal Distribution Amount:	On any Distribution Date, the excess of (i) the aggregate Principal Remittance Amount over (ii) the Overcollateralization Excess Amount, if any.
Extra Principal Distribution Amount:	For any Distribution Date, the lesser of (i) the excess, if any, of (x) the Interest Remittance Amount for such Distribution Date, over (y) the aggregate interest payable on the Offered Certificates and amounts payable to the Supplemental Interest Trust from the Interest Remittance Amount on such Distribution Date pursuant to the interest waterfall described below in "Distributions—Interest Distributions" and (ii) the Overcollateralization Deficiency Amount for such Distribution Date.
Overcollateralization Deficiency Amount:	For any Distribution Date will be equal to the amount, if any, by which (x) the Targeted Overcollateralization Amount for such Distribution Date exceeds (y) the Overcollateralization Amount for such Distribution Date, in each case calculated for this purpose after giving effect to the reduction on such Distribution Date of the aggregate principal balance of the Offered Certificates resulting from the payment of the Basic Principal Distribution Amount on such Distribution Date, and after giving effect to the reduction of the principal balances of the Mortgage Loans as a result of losses incurred in the prior calendar month, but prior to giving effect to the allocation of any losses to the Certificates on such Distribution Date.
Overcollateralization Excess Amount:	For any Distribution Date, will equal the excess, if any, of (i) the Overcollateralization Amount over (ii) the Targeted Overcollateralization Amount for such Distribution Date, in each case calculated for this purpose after giving effect to the reduction on such Distribution Date of the aggregate principal balance of the Offered Certificates that would result if 100% of the Principal Remittance Amount were applied as a principal payment on such Distribution Date to the Offered Certificates, and after giving effect to the reduction of the principal balances of the Mortgage Loans as a result of losses incurred in the prior calendar month, but prior to giving effect to the allocation of any losses to the Certificates on such Distribution Date.
Targeted Overcollateralization Amount:	For any Distribution Date (i) prior to the Stepdown Date, (a) if such Distribution Date is before April 2027, approximately 1.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date, and (b) if such Distribution Date is in or after April 2027, the greater of the OC Floor for such Distribution Date and 1.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date; (ii) on or after the Stepdown Date and for which a Trigger Event has not occurred, the greater of (a) the lesser of (x) 1.00% of the aggregate



principal balance of the Mortgage Loans as of the Cut-Off Date and (y) 2.00% of the aggregate principal balance of the Mortgage Loans for such Distribution Date, or (b) the OC Floor; and (iii) on or after the Stepdown Date for which a Trigger Event has occurred and is continuing, the Targeted Overcollateralization Amount for the Distribution Date immediately preceding such Distribution Date.

Net Monthly Excess Cashflow:	For any Distribution Date, the amount of available funds for such Distribution Date (other than any amounts received from the Swap Counterparty) remaining after making all payments to the Offered Certificates and the Supplemental Interest Trust pursuant to the interest and principal waterfalls described below in "Distributions—Interest Distributions" and "—Principal Distributions".
Overcollateralization Amount:	For any Distribution Date, will equal (i) the aggregate principal balance of the Mortgage Loans reduced by (ii) the aggregate principal balance of the Offered Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.
OC Floor	For any Distribution Date (i) before April 2027, 0.35% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date and (ii) in or after April 2027, the greater of (x) 0.35% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date or (y) the sum of (A) the aggregate principal balance for such Distribution Date of the mortgage loans with an original term to maturity of 40 years and (B) 0.10% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date.
Mortgage Insurance:	As of the Cut-Off Date, all of the mortgage loans with LTV's greater than 80% are covered by mortgage insurance, unless indicated otherwise.

Stepdown Date:	The earlier to occur of:
	(i) the Distribution Date immediately following the Distribution Date on which the aggregate Class Principal Balance of the Class A Certificates has been reduced to zero; and
	(ii) the later to occur of
	    a. the Distribution Date occurring in May 2010; and
	    b. the first Distribution Date on which the Senior Credit Enhancement Percentage is greater than or equal to approximately 16.60%.



WaMu Capital Corp.

A Washington Mutual, Inc. Company

Class	Initial Subordination	Total Subordination at Stepdown
A	8.30%	16.60%
M-1	6.70%	13.40%
M-2	5.30%	10.60%
M-3	4.45%	8.90%
M-4	3.70%	7.40%
M-5	3.00%	6.00%
M-6	2.50%	5.00%
B-1	2.00%	4.00%
B-2	1.50%	3.00%
B-3	1.00%	2.00%

Trigger Event: A Trigger Event is in effect on any Distribution Date if (i) on that Distribution Date the 60 day+ rolling average equals or exceeds 40.00% of the Senior Credit Enhancement Percentage (the 60 day+ rolling average will equal the rolling 3 month average percentage of Mortgage Loans that are 60 or more days delinquent, including loans in foreclosure, all REO Property and Mortgage Loans where the mortgagor has filed for bankruptcy) or (ii) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the immediately preceding calendar month divided by the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date (the "**Cumulative Realized Loss Percentage**") exceeds the amounts set forth below:

Distribution Date	Percentage
May 2009 through April 2010	0.30% for the first month plus an additional 1/12th of 0.40% for each month thereafter
May 2010 through April 2011	0.70% for the first month plus an additional 1/12th of 0.50% for each month thereafter
May 2011 through April 2012	1.20% for the first month plus an additional 1/12th of 0.50% for each month thereafter
May 2012 through April 2013	1.70% for the first month plus an additional 1/12th of 0.30% for each month thereafter
May 2013 through April 2014	2.00% for the first month plus an additional 1/12th of 0.05% for each month thereafter
May 2014 and thereafter	2.05%



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Sequential Trigger Event:	A Sequential Trigger Event is in effect on any Distribution Date if (i) for any Distribution Date before May 2009, the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the immediately preceding calendar month divided by the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date exceeds 0.50% or (ii) for any Distribution Date in or after May 2009, a Trigger Event is in effect on that Distribution Date.
Senior Credit Enhancement Percentage:	The "**Senior Credit Enhancement Percentage**" for any Distribution Date is equal to (i) the excess of (a) the aggregate Stated Principal Balance of the Mortgage Loans on such Distribution Date over (b) the aggregate Class Principal Balance of the Class A Certificates on such Distribution Date (calculated for this purpose after giving effect to all distributions on such Distribution Date in reduction of the Class Principal Balances of the Class A Certificates, up to an amount equal to the Class A Principal Distribution Amount for such Distribution Date), divided by (ii) the aggregate Stated Principal Balance of the Mortgage Loans on such Distribution Date.
Basis Risk Carry Forward Amount:	As to any Distribution Date, the Basis Risk Carry Forward Amount for each class of Offered Certificates will equal the sum of:

(i)   the excess, if any, of interest that would have accrued on such class at the related Certificate Interest Rate (without regard to the Net WAC Cap) over interest due on such class at a rate equal to the Net WAC Cap;

(ii) any Basis Risk Carry Forward Amount for such class remaining unpaid from prior Distribution Dates; and

(iii) interest on the amount in clause (ii) at the related Certificate Interest Rate for such class (without regard to the Net WAC Cap).

Class A Principal Distribution Amount:	Will be an amount equal to the excess of (x) the aggregate Class Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 83.40% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over the OC Floor.
Class M-1 Principal Distribution Amount:	Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date) and (B) the Class Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 86.60% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over the OC Floor.



Class M-2 Principal
Distribution Amount:

Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the Class Principal Balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), and (C) the Class Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 89.40% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over the OC Floor.

Class M-3 Principal
Distribution Amount:

Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M-1 and Class M-2 Certificates (after taking into account any payment of the Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 91.10% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over the OC Floor.

Class M-4 Principal
Distribution Amount:

Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M-1, Class M-2, and Class M-3 Certificates (after taking into account any payment of the Class M-1, Class M-2, and Class M-3 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 92.60% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over the OC Floor.

Class M-5 Principal
Distribution Amount:

Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M-1, Class M-2, Class M-3, and Class M-4 Certificates (after taking into account any payment of the Class M-1, Class M-2, Class M-3, and Class M-4 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 94.00% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over the OC Floor.

Class M-6 Principal
Distribution Amount:

Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account any payment of the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 95.00% and (ii) the aggregate Stated Principal Balance of the


Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over the OC Floor.

Class B-1 Principal Distribution Amount:	Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M Certificates (after taking into account any payment of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class B-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 96.00% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over the OC Floor.
Class B-2 Principal Distribution Amount:	Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M and Class B-1 Certificates (after taking into account any payment of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B-1 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class B-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 97.00% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over the OC Floor.
Class B-3 Principal Distribution Amount:	Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M, Class B-1 and Class B-2 Certificates (after taking into account any payment of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1 and Class B-2 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class B-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 98.00% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over the OC Floor.
Swap Agreement:	The Certificates will have the benefit of a swap agreement with an initial swap notional amount of approximately $511,372,000. The swap notional amount will amortize in accordance with a swap schedule as specified herein. Under the swap agreement, on each Distribution Date prior to the termination of the swap agreement, the Supplemental Interest Trust will be obligated to pay to the Swap Counterparty an amount equal to a per annum rate of 4.996% (on a 30/360 basis) on the swap notional amount (the **"Fixed Swap Payment"**), and the Swap Counterparty will be obligated to pay to the Supplemental Interest Trust an amount equal to a per annum rate of one-month LIBOR (on an actual/360 basis) on the swap notional amount (the **"Floating Swap Payment"**). Only the net amount of the two obligations (the **"Net Swap Payment"**) will be paid by the appropriate party. To the extent that the Fixed Swap Payment exceeds the Floating Swap Payment on any Distribution Date, amounts otherwise available to certificateholders will be applied to make a Net Swap Payment to the Swap Counterparty. To the extent that the Floating Payment exceeds the Fixed Payment on any Distribution Date, the Swap Counterparty will be required to make a Net Swap Payment to the Supplemental Interest Trust. See the Swap Schedule below.


WaMu Capital Corp.

A Washington Mutual, Inc. Company

In addition, in the event of an early termination of the swap agreement, the Supplemental Interest Trust or the Swap Counterparty may be required to make a swap termination payment (a **"Swap Termination Payment"**) to the other party (regardless of which party has caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the swap agreement. In the event that the Supplemental Interest Trust is required to make a Swap Termination Payment to the Swap Counterparty, that amount will be paid by the Supplemental Interest Trust on the related Distribution Date and on any subsequent Distribution Date until paid in full, prior to any distributions to the Offered Certificates, except for certain Swap Termination Payments resulting from an event of default by, or certain termination events with respect to, the swap counterparty which will be paid pursuant to clause (9) under "Distributions—Allocation of Funds in the Supplemental Interest Trust" below.



WaMu Capital Corp.
A Washington Mutual, Inc. Company

SWAP SCHEDULE

DISTRIBUTION PERIOD	DISTRIBUTION DATE	NOTIONAL SCHEDULE	DISTRIBUTION PERIOD	DISTRIBUTION DATE	NOTIONAL SCHEDULE
1	5/25/07	$511,372,000.00	41	9/25/10	$88,798,087.79
2	6/25/07	490,418,993.09	42	10/25/10	83,769,676.97
3	7/25/07	483,922,240.20	43	11/25/10	78,711,859.11
4	8/25/07	476,608,159.48	44	12/25/10	74,280,091.04
5	9/25/07	468,325,677.66	45	1/25/11	70,258,728.41
6	10/25/07	460,150,858.03	46	2/25/11	66,669,309.51
7	11/25/07	450,859,745.59	47	3/25/11	63,265,555.58
8	12/25/07	441,601,328.12	48	4/25/11	59,575,134.95
9	1/25/08	432,261,123.11	49	5/25/11	55,938,379.46
10	2/25/08	422,920,261.59	50	6/25/11	52,319,048.32
11	3/25/08	413,471,003.72	51	7/25/11	48,867,662.02
12	4/25/08	401,544,015.40	52	8/25/11	45,747,854.68
13	5/25/08	389,644,538.86	53	9/25/11	41,789,797.67
14	6/25/08	377,111,652.85	54	10/25/11	38,385,712.21
15	7/25/08	364,614,019.33	55	11/25/11	34,625,909.45
16	8/25/08	352,148,490.82	56	12/25/11	31,101,914.98
17	9/25/08	339,143,619.99	57	1/25/12	23,065,515.33
18	10/25/08	327,835,111.93	58	2/25/12	9,058,795.28
19	11/25/08	314,338,129.56	59	3/25/12	2,419,479.30
20	12/25/08	296,822,638.28	60	4/25/12	2,035,174.76
21	1/25/09	288,067,963.24	61	5/25/12	1,876,263.99
22	2/25/09	279,680,148.45	62	6/25/12	1,719,518.49
23	3/25/09	272,003,102.09	63	7/25/12	1,573,780.59
24	4/25/09	263,116,992.55	64	8/25/12	1,439,987.08
25	5/25/09	254,303,252.85	65	9/25/12	1,312,360.43
26	6/25/09	244,895,017.32	66	10/25/12	1,204,600.58
27	7/25/09	235,967,260.84	67	11/25/12	1,097,462.88
28	8/25/09	227,806,411.65	68	12/25/12	1,003,840.88
29	9/25/09	219,581,742.10	69	1/25/13	919,126.80
30	10/25/09	211,709,299.86	70	2/25/13	843,601.71
31	11/25/09	203,730,406.75	71	3/25/13	772,324.57
32	12/25/09	195,256,834.14	72	4/25/13	695,989.14
33	1/25/10	171,883,146.26	73	5/25/13	621,169.46
34	2/25/10	152,996,907.59	74	6/25/13	549,734.32
35	3/25/10	139,232,168.09	75	7/25/13	483,126.76
36	4/25/10	127,180,872.35	76	8/25/13	421,855.77
37	5/25/10	115,988,286.38	77	9/25/13	361,324.15
38	6/25/10	107,597,466.59	78	10/25/13	306,150.31
39	7/25/10	100,921,310.85	79	11/25/13	257,934.38
40	8/25/10	94,746,168.01	80	12/25/13 and thereafter	0.00


WaMu Capital Corp.
A Washington Mutual, Inc. Company

Realized Loss:	With respect to a defaulted Mortgage Loan that is liquidated, an amount equal to the portion of the principal balance remaining unpaid after the application of all liquidation proceeds, insurance proceeds and condemnation awards, net of amounts reimbursable to the Servicer for the related advances and the applicable servicing fee in respect to such Mortgage Loan.
Allocation of Realized Losses:	Realized losses on the Mortgage Loans will first reduce the portion of Net Monthly Excess Cashflow available for distribution after giving effect to the distribution under clause (1) under "Distributions—Allocation of Net Monthly Excess Cashflow" below and then will reduce the Overcollateralization Amount. If the Overcollateralization Amount has been reduced to zero, then realized losses will be allocated (a) first, to the Subordinate Certificates (other than the Class C Certificates) in reverse order of priority, in each case, until their Class Principal Balances have been reduced to zero, (b) second, to the Class A-5 Certificates, until their Class Principal Balance has been reduced to zero, and (c) third, to the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates, pro rata, until their Class Principal Balances have been reduced to zero.

On each Distribution Date, if the aggregate Class Principal Balance of all outstanding classes of Offered Certificates exceeds the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to distributions of principal and the allocation of all realized losses to those certificates on that Distribution Date), that excess will be deemed a principal loss and will be allocated to the Certificates (other than the Class C Certificates) then outstanding in the same order of priority as described in the immediately preceding paragraph.

Distributions

Interest Distributions

On each Distribution Date, interest distributions from the Interest Remittance Amount will be distributed, sequentially, as follows:

1. first, to the Supplemental Interest Trust, any Net Swap Payments owed to the Swap Counterparty and any Swap Termination Payment (other than certain Swap Termination Payments resulting from an event of default by, or certain termination events with respect to, the Swap Counterparty) owed to the Swap Counterparty;

2. second, to the Senior Certificates, pro rata, their Accrued Certificate Interest and their unpaid Accrued Certificate Interest, if any, from prior Distribution Dates;

3. third, to the Class M-1 Certificates, their Accrued Certificate Interest;

4. fourth, to the Class M-2 Certificates, their Accrued Certificate Interest;

5. fifth, to the Class M-3 Certificates, their Accrued Certificate Interest;

6. sixth, to the Class M-4 Certificates, their Accrued Certificate Interest;

7. seventh, to the Class M-5 Certificates, their Accrued Certificate Interest;

8. eighth, to the Class M-6 Certificates, their Accrued Certificate Interest;

9. ninth, to the Class B-1 Certificates, their Accrued Certificate Interest;

10. tenth, to the Class B-2 Certificates, their Accrued Certificate Interest; and


11. eleventh, to the Class B-3 Certificates, their Accrued Certificate Interest.

Principal Distributions

On each Distribution Date (a) prior to the applicable Stepdown Date or (b) on or after the applicable Stepdown Date and on which a Trigger Event is in effect, distributions in respect of principal to the extent of the Basic Principal Distribution Amount will be distributed, sequentially, in the following order of priority:

1. first, to the holders of the Class R Certificates, until the Class R Principal Balance has been reduced to zero;

2. second, until the aggregate Class Principal Balance of the Class A Certificates has been reduced to zero:

(A) if a Sequential Trigger Event is not in effect on that Distribution Date, concurrently, as follows:

(1)   87.2411352136%, concurrently, as follows:

(a)   60.1933893212% to the Class A-1 and Class A-5 Certificates, sequentially, in that order, until the Class A-1 and Class A-5 Principal Balances have been reduced to zero; and

(b)   39.8066106788% to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, sequentially, in that order, until the Class A-2, Class A-3, Class A-4 and Class A-5 Principal Balances have been reduced to zero; and

(2)   12.7588647864% to the Class A-5 Certificates, until the Class A-5 Principal Balance has been reduced to zero; or

(B) if a Sequential Trigger Event is in effect on that Distribution Date, sequentially, as follows:

(1)   first, concurrently, until the aggregate Class Principal Balance of the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates has been reduced to zero, as follows:

(a)   60.1933893212% to the Class A-1 Certificates, until the Class A-1 Principal Balance has been reduced to zero; and

(b)   39.8066106788% to the Class A-2, Class A-3 and Class A-4 Certificates, sequentially, in that order, until the Class A-2, Class A-3 and Class A-4 Principal Balances have been reduced to zero; and

(2)   second, to the Class A-5 Certificates, until the Class A-5 Principal Balance has been reduced to zero;

3. third, sequentially, in the following order of priority:

a. first, to the holders of the Class M-1 Certificates, until the Class Principal Balance thereof has been reduced to zero;


b. second, to the holders of the Class M-2 Certificates, until the Class Principal Balance thereof has been reduced to zero;

c. third, to the holders of the Class M-3 Certificates, until the Class Principal Balance thereof has been reduced to zero;

d. fourth, to the holders of the Class M-4 Certificates, until the Class Principal Balance thereof has been reduced to zero;

e. fifth, to the holders of the Class M-5 Certificates, until the Class Principal Balance thereof has been reduced to zero;

f. sixth, to the holders of the Class M-6 Certificates, until the Class Principal Balance thereof has been reduced to zero;

g. seventh, to the holders of the Class B-1 Certificates, until the Class Principal Balance thereof has been reduced to zero;

h. eighth, to the holders of the Class B-2 Certificates, until the Class Principal Balance thereof has been reduced to zero; and

i. ninth, to the holders of the Class B-3 Certificates, until the Class Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the applicable Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the Basic Principal Distribution Amount will be distributed, sequentially, in the following amounts and order of priority:

1. first, an amount, up to the Class A Principal Distribution Amount, concurrently, as follows:

(A)   87.2411352136%, concurrently, as follows:

(a)   60.1933893212% to the Class A-1 and Class A-5 Certificates, sequentially, in that order, until the Class A-1 and Class A-5 Principal Balances have been reduced to zero; and

(b)   39.8066106788% to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, sequentially, in that order, until the Class A-2, Class A-3, Class A-4 and Class A-5 Principal Balances have been reduced to zero; and

(B)   12.7588647864% to the Class A-5 Certificates, until the Class A-5 Principal Balance has been reduced to zero;

2. second, sequentially, in the following order of priority:

a. first, to the holders of the Class M-1 Certificates, up to the Class M-1 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero;

b. second, to the holders of the Class M-2 Certificates, up to the Class M-2 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero;

c. third, to the holders of the Class M-3 Certificates, up to the Class M-3 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero;



d. fourth, to the holders of the Class M-4 Certificates, up to the Class M-4 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero;

e. fifth, to the holders of the Class M-5 Certificates, up to the Class M-5 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero;

f. sixth, to the holders of the Class M-6 Certificates, up to the Class M-6 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero;

e. seventh, to the holders of the Class B-1 Certificates, up to the Class B-1 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero;

f. eighth, to the holders of the Class B-2 Certificates, up to the Class B-2 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero; and

g. ninth, to the holders of the Class B-3 Certificates, up to the Class B-3 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero.

Notwithstanding the allocation of principal to the Class A Certificates described above, on and after the Distribution Date on which the aggregate certificate principal balances of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Certificates have been or will be reduced to zero, any principal distributions allocated to the Class A Certificates will be allocated pro rata to the Class A Certificates, based on their respective certificate principal balances.

<u>Allocation of Net Monthly Excess Cashflow</u>

On each Distribution Date, any Net Monthly Excess Cashflow will be distributed, sequentially, in the following order of priority:

1. first, to the holders of the Offered Certificates, as principal, the Extra Principal Distribution Amount, in the priority described above under "—Principal Distributions", until the Targeted Overcollateralization Amount has been achieved;

2. second, to the holders of the Class M-1 Certificates, their unpaid Accrued Certificate Interest;

3. third, to the holders of the Class M-2 Certificates, their unpaid Accrued Certificate Interest;

4. fourth, to the holders of the Class M-3 Certificates, their unpaid Accrued Certificate Interest;

5. fifth, to the holders of the Class M-4 Certificates, their unpaid Accrued Certificate Interest;

6. sixth, to the holders of the Class M-5 Certificates, their unpaid Accrued Certificate Interest;

7. seventh, to the holders of the Class M-6 Certificates, their unpaid Accrued Certificate Interest;

8. eighth, to the holders of the Class B-1 Certificates, their unpaid Accrued Certificate Interest;



9. ninth, to the holders of the Class B-2 Certificates, their unpaid Accrued Certificate Interest;

10. tenth, to the holders of the Class B-3 Certificates, their unpaid Accrued Certificate Interest;

11. eleventh, to the Class A Certificates, and then to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Certificates, sequentially in that order, up to the amount of unreimbursed realized losses previously allocated to that class, if any; *provided, however,* that any amounts distributed pursuant to this clause will not cause a further reduction in the class principal balance of any of the Offered Certificates;

12. twelfth, to the Class A Certificates, pro rata based on Basis Risk Carry Forward Amount, any Basis Risk Carry Forward Amount for such classes for such Distribution Date;

13. thirteenth, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Certificates, in that order, up to their respective Basis Risk Carry Forward Amount for such Distribution Date; and

14. fourteenth, to the Supplemental Interest Trust, any remaining amount for application as described under "—Allocation of Funds in the Supplemental Interest Trust" below.

<u>Allocation of Funds in the Supplemental Interest Trust</u>

Funds deposited into the Supplemental Interest Trust on each Distribution Date will include:

1. any Net Swap Payments and any Swap Termination Payments owed to the Swap Counterparty and received from the trust pursuant to clause (1) under "—Interest Distributions" above;

2. any Net Swap Payments received from the Swap Counterparty for such Distribution Date; and

3. any Net Monthly Excess Cashflow received from the trust pursuant to clause (11) under "—Allocation of Net Monthly Excess Cashflow" above.

On each Distribution Date, funds in the Supplemental Interest Trust will be distributed, sequentially, in the following order of priority:

1. first, to the Swap Counterparty, any Net Swap Payments and any Swap Termination Payments (other than certain Swap Termination Payments resulting from an event of default by, or certain termination events with respect to, the Swap Counterparty) owed to the Swap Counterparty for such Distribution Date;

2. second, to the Senior Certificates, pro rata, their Accrued Certificate Interest and their unpaid Accrued Certificate Interest, if any, from prior Distribution Dates, to the extent not already paid pursuant to step (2) under "—Interest Distributions" above;

3. third, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Certificates, in that order, their Accrued Certificate Interest, to the extent not already paid pursuant to steps (3) through (11) under "—Interest Distributions" above;

4. fourth, to the holders of the Offered Certificates, as principal, in the priority described above under "—Principal Distributions", until the Targeted Overcollateralization Amount has been



achieved, to the extent not already paid pursuant to step (1) under "—Allocation of Net Monthly Excess Cashflow" above;

5. fifth, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Certificates, in that order, their unpaid Accrued Certificate Interest, if any, from prior Distribution Dates, to the extent not already paid pursuant to steps (2) through (10) under "—Allocation of Net Monthly Excess Cashflow" above;

6. sixth, to the Class A Certificates, and then to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Certificates, sequentially in that order, up to the amount of unreimbursed realized losses previously allocated to that class, if any, to the extent not already paid pursuant to step (11) under "—Allocation of Net Monthly Excess Cashflow" above; *provided, however,* that any amounts distributed pursuant to this clause will not cause a further reduction in the class principal balance of any of the Offered Certificates;

7. seventh, to the Class A Certificates, pro rata, any Basis Risk Carry Forward Amount for such class for such Distribution Date, to the extent not already paid pursuant to step (12) under "—Allocation of Net Monthly Excess Cashflow" above;

8. eighth, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Certificates, in that order, up to their respective Basis Risk Carry Forward Amount for such Distribution Date, to the extent not already paid pursuant to step (13) under "—Allocation of Net Monthly Excess Cashflow" above;

9. ninth, to the Swap Counterparty, any Swap Termination Payments owed to the Swap Counterparty resulting from an event of default by, or certain termination events with respect to, the Swap Counterparty; and

10. tenth, to the holders of the Class C Certificates.



EXHIBIT A

Ameriquest Mortgage Company

Ameriquest Mortgage Company ("**Ameriquest**"), a Delaware corporation, is a specialty finance company primarily engaged in the business of originating, purchasing and selling retail and wholesale sub-prime mortgage loans secured by one- to four-family residences. Ameriquest's mortgage business was begun in 1979 as a savings and loan association and later as a federal savings bank. In 1994 Ameriquest ceased depository operations to focus entirely on its mortgage banking business. In May 1997, Ameriquest sold its wholesale operations and reorganized its retail lending and servicing operations under the name of "Ameriquest Mortgage Company". In January of 2000, Ameriquest recommenced wholesale lending as a separate division (a.k.a. Argent Mortgage Company, L.L.C.) while continuing its retail and servicing operations. As of January 1, 2003, the wholesale lending division of Ameriquest reorganized its business as a wholly owned subsidiary of Ameriquest under the name of Argent Mortgage Company, L.L.C. Argent Mortgage Company, L.L.C. is currently an affiliate of Ameriquest but is no longer a subsidiary of Ameriquest. Effective as of the close of business on December 31, 2004, the loan servicing division of Ameriquest was transferred to an affiliate, AMC Mortgage Services, Inc. (formerly known as Bedford Home Loans, Inc.). Currently, AMC Mortgage Services, Inc. acts as a subservicer for Ameriquest and originates retail loans.

On February 28, 2007 ACC Capital Holdings Corporation ("**ACCCHC**") announced that it secured additional working capital from Citigroup Financial Products Inc. ("**Citi**") and ACCCHC's majority shareholder to strengthen ACCCH's financial position as it repositions itself to adapt to the current market environment. ACCCHC also announced that Citi has an option, in the form of a conditional purchase agreement, to acquire ACCCHC's wholesale mortgage origination and mortgage servicing platforms, subject to certain requirements, including achieving business milestones and satisfaction of regulatory filings and approvals. The retail branch network and brand of Ameriquest are not part of this transaction.

The mortgage loans purchased by the sponsor from Ameriquest were originated by Argent Mortgage Company, L.L.C. ("**Argent**"), Ameriquest or the affiliates of Argent or Ameriquest (collectively, the "**Ameriquest Loan Sellers**"). Argent has been originating mortgage loans since January 2003. Prior to January 2003, wholesale mortgage loans were originated through Ameriquest. Ameriquest has been originating mortgage loans since 1979.

The following tables summarize the Ameriquest Loan Sellers' one- to four-family residential mortgage loan origination activity for the periods shown below.

Retail Originations

Year Ended December 31,			Nine Months Ending September 30,
2003	**2004**	**2005**	**2006**
	(Dollars in Thousands)		
$ 20,554,463	$35,438,393	$ 29,523,896	$ 5,777,956

Wholesale Originations

Year Ended December 31,			Nine Months Ending September 30,
2003	**2004**	**2005**	**2006**
	(Dollars in Thousands)		
$ 21,140,156	$47,319,352	$ 45,935,261	$ 18,927,213

Regulatory Matters Concerning Ameriquest


WaMu Capital Corp.
A Washington Mutual, Inc. Company

On January 23, 2006, ACCCHC, the parent company of Ameriquest Mortgage Company, AMC Mortgage Services, Inc. (formerly known as Bedford Home Loans, Inc.) and Town and Country Credit Corporation (collectively, the "**Affiliates**") and of Argent Mortgage Company, L.L.C., announced that it had entered into a settlement agreement with forty-nine states and the District of Columbia (the "**States**"). The settlement was reached after representatives of the financial regulatory agencies and/or attorney general's offices of many of the States raised concerns relating to the lending policies of the Affiliates; for the appropriateness of discount points charged prior to February 2003; the accuracy of appraisal valuations; stated income loans and oral statements to borrowers relating to loan terms and disclosures. ACCCHC has agreed on behalf of itself and the Affiliates to supplement several of its business practices and to submit itself to independent monitoring. Under the terms of the settlement agreement, ACCCHC agreed to pay $295 million toward restitution to borrowers and $30 million to cover the States' legal costs and other expenses. In June 2005, ACCCHC recorded a provision of $325 million in its financial statements to reflect the expected settlement.

WaMu Capital Corp.
A Washington Mutual, Inc. Company

SENSITIVITY TABLE FOR THE OFFERED CERTIFICATES
(TO CLEAN-UP CALL OPTION DATE)

Class	Prepayment Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
A-1	WAL	5.18	3.44	2.50	1.92	1.51
	First Prin Pmt	05/07	05/07	05/07	05/07	05/07
	Last Prin Pmt	10/20	05/16	11/13	05/12	05/11
	Prin Window	162	109	79	61	49
A-2	WAL	1.99	1.33	1.00	0.80	0.66
	First Prin Pmt	05/07	05/07	05/07	05/07	05/07
	Last Prin Pmt	08/11	02/10	05/09	12/08	08/08
	Prin Window	52	34	25	20	16
A-3	WAL	6.38	4.18	3.00	2.22	1.80
	First Prin Pmt	08/11	02/10	05/09	12/08	08/08
	Last Prin Pmt	06/16	04/13	09/11	04/10	09/09
	Prin Window	59	39	29	17	14
A-4	WAL	12.12	8.08	5.86	4.51	3.40
	First Prin Pmt	06/16	04/13	09/11	04/10	09/09
	Last Prin Pmt	10/20	05/16	11/13	05/12	05/11
	Prin Window	53	38	27	26	21
A5	WAL	5.18	3.44	2.50	1.92	1.51
	First Prin Pmt	05/07	05/07	05/07	05/07	05/07
	Last Prin Pmt	10/20	05/16	11/13	05/12	05/11
	Prin Window	162	109	79	61	49
M-1	WAL	8.97	5.95	4.51	3.87	3.69
	First Prin Pmt	09/11	05/10	07/10	08/10	11/10
	Last Prin Pmt	10/20	05/16	11/13	05/12	05/11
	Prin Window	110	73	41	22	7
M-2	WAL	8.97	5.95	4.49	3.83	3.58
	First Prin Pmt	09/11	05/10	06/10	07/10	09/10
	Last Prin Pmt	10/20	05/16	11/13	05/12	05/11
	Prin Window	110	73	42	23	9
M-3	WAL	8.97	5.95	4.49	3.79	3.51
	First Prin Pmt	09/11	05/10	06/10	07/10	08/10
	Last Prin Pmt	10/20	05/16	11/13	05/12	05/11
	Prin Window	110	73	42	23	10
M-4	WAL	8.97	5.95	4.49	3.78	3.47
	First Prin Pmt	09/11	05/10	06/10	06/10	07/10
	Last Prin Pmt	10/20	05/16	11/13	05/12	05/11
	Prin Window	110	73	42	24	11
M-5	WAL	8.97	5.95	4.46	3.75	3.42
	First Prin Pmt	09/11	05/10	05/10	06/10	07/10
	Last Prin Pmt	10/20	05/16	11/13	05/12	05/11
	Prin Window	110	73	43	24	11
M-6	WAL	8.97	5.95	4.46	3.75	3.40
	First Prin Pmt	09/11	05/10	05/10	06/10	06/10
	Last Prin Pmt	10/20	05/16	11/13	05/12	05/11
	Prin Window	110	73	43	24	12

WaMu Capital Corp.
A Washington Mutual, Inc. Company

SENSITIVITY TABLE FOR THE OFFERED CERTIFICATES
(TO CLEAN-UP CALL OPTION DATE)

Class	Prepayment Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
B-1	WAL	8.97	5.95	4.46	3.74	3.37
	First Prin Pmt	09/11	05/10	05/10	05/10	06/10
	Last Prin Pmt	10/20	05/16	11/13	05/12	05/11
	Prin Window	110	73	43	25	12
B-2	WAL	8.93	5.92	4.44	3.70	3.35
	First Prin Pmt	09/11	05/10	05/10	05/10	06/10
	Last Prin Pmt	10/20	05/16	11/13	05/12	05/11
	Prin Window	110	73	43	25	12
B-3	WAL	8.53	5.63	4.24	3.54	3.18
	First Prin Pmt	09/11	05/10	05/10	05/10	05/10
	Last Prin Pmt	12/19	10/15	06/13	01/12	02/11
	Prin Window	100	66	38	21	10

WaMu Capital Corp.
A Washington Mutual, Inc. Company

SENSITIVITY TABLE FOR THE OFFERED CERTIFICATES
(TO MATURITY)

Class	Prepayment Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
A-1	WAL	5.58	3.74	2.73	2.10	1.65
	First Prin Pmt	05/07	05/07	05/07	05/07	05/07
	Last Prin Pmt	02/34	11/27	10/22	05/19	11/16
	Prin Window	322	247	186	145	115
A-2	WAL	1.99	1.33	1.00	0.80	0.66
	First Prin Pmt	05/07	05/07	05/07	05/07	05/07
	Last Prin Pmt	08/11	02/10	05/09	12/08	08/08
	Prin Window	52	34	25	20	16
A-3	WAL	6.38	4.18	3.00	2.22	1.80
	First Prin Pmt	08/11	02/10	05/09	12/08	08/08
	Last Prin Pmt	06/16	04/13	09/11	04/10	09/09
	Prin Window	59	39	29	17	14
A-4	WAL	14.07	9.56	7.00	5.38	4.09
	First Prin Pmt	06/16	04/13	09/11	04/10	09/09
	Last Prin Pmt	02/34	11/27	10/22	05/19	11/16
	Prin Window	213	176	134	110	87
A5	WAL	5.58	3.74	2.73	2.10	1.65
	First Prin Pmt	05/07	05/07	05/07	05/07	05/07
	Last Prin Pmt	02/34	11/27	10/22	05/19	11/16
	Prin Window	322	247	186	145	115
M-1	WAL	9.72	6.50	4.94	4.20	3.95
	First Prin Pmt	09/11	05/10	07/10	08/10	11/10
	Last Prin Pmt	03/28	12/21	02/18	08/15	12/13
	Prin Window	199	140	92	61	38
M-2	WAL	9.67	6.46	4.88	4.13	3.81
	First Prin Pmt	09/11	05/10	06/10	07/10	09/10
	Last Prin Pmt	04/27	03/21	07/17	03/15	08/13
	Prin Window	188	131	86	57	36
M-3	WAL	9.61	6.41	4.84	4.07	3.72
	First Prin Pmt	09/11	05/10	06/10	07/10	08/10
	Last Prin Pmt	03/26	05/20	12/16	09/14	03/13
	Prin Window	175	121	79	51	32
M-4	WAL	9.55	6.36	4.80	4.02	3.66
	First Prin Pmt	09/11	05/10	06/10	06/10	07/10
	Last Prin Pmt	06/25	10/19	06/16	05/14	11/12
	Prin Window	166	114	73	48	29
M-5	WAL	9.46	6.30	4.73	3.95	3.58
	First Prin Pmt	09/11	05/10	05/10	06/10	07/10
	Last Prin Pmt	07/24	02/19	12/15	12/13	08/12
	Prin Window	155	106	68	43	26
M-6	WAL	9.34	6.21	4.67	3.91	3.52
	First Prin Pmt	09/11	05/10	05/10	06/10	06/10
	Last Prin Pmt	07/23	05/18	05/15	07/13	04/12
	Prin Window	143	97	61	38	23

SENSITIVITY TABLE FOR THE OFFERED CERTIFICATES
(TO MATURITY)

Class	Prepayment Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
B-1	WAL	9.20	6.11	4.59	3.84	3.44
	First Prin Pmt	09/11	05/10	05/10	05/10	06/10
	Last Prin Pmt	08/22	09/17	11/14	02/13	12/11
	Prin Window	132	89	55	34	19
B-2	WAL	8.97	5.94	4.46	3.71	3.36
	First Prin Pmt	09/11	05/10	05/10	05/10	06/10
	Last Prin Pmt	06/21	11/16	04/14	09/12	08/11
	Prin Window	118	79	48	29	15
B-3	WAL	8.53	5.63	4.24	3.54	3.18
	First Prin Pmt	09/11	05/10	05/10	05/10	05/10
	Last Prin Pmt	12/19	10/15	06/13	01/12	02/11
	Prin Window	100	66	38	21	10

NET WAC CAP

DISTRIBUTION PERIOD	DISTRIBUTION DATE	NET WAC CAP	DISTRIBUTION PERIOD	DISTRIBUTION DATE	NET WAC CAP
1	5/25/07	28.886%	41	9/25/10	15.024%
2	6/25/07	20.927%	42	10/25/10	14.951%
3	7/25/07	21.046%	43	11/25/10	14.562%
4	8/25/07	21.049%	44	12/25/10	14.523%
5	9/25/07	21.100%	45	1/25/11	14.192%
6	10/25/07	21.231%	46	2/25/11	14.053%
7	11/25/07	21.237%	47	3/25/11	14.435%
8	12/25/07	21.373%	48	4/25/11	13.717%
9	1/25/08	21.418%	49	5/25/11	13.690%
10	2/25/08	21.532%	50	6/25/11	13.289%
11	3/25/08	21.745%	51	7/25/11	13.236%
12	4/25/08	21.655%	52	8/25/11	12.853%
13	5/25/08	21.704%	53	9/25/11	12.529%
14	6/25/08	21.612%	54	10/25/11	12.431%
15	7/25/08	21.605%	55	11/25/11	11.918%
16	8/25/08	21.483%	56	12/25/11	11.828%
17	9/25/08	21.371%	57	1/25/12	11.363%
18	10/25/08	21.372%	58	2/25/12	11.160%
19	11/25/08	21.159%	59	3/25/12	11.793%
20	12/25/08	20.895%	60	4/25/12	11.046%
21	1/25/09	20.831%	61	5/25/12	11.399%
22	2/25/09	20.842%	62	6/25/12	11.033%
23	3/25/09	21.077%	63	7/25/12	11.410%
24	4/25/09	20.836%	64	8/25/12	11.273%
25	5/25/09	20.851%	65	9/25/12	11.368%
26	6/25/09	20.704%	66	10/25/12	11.725%
27	7/25/09	20.672%	67	11/25/12	11.343%
28	8/25/09	20.531%	68	12/25/12	11.700%
29	9/25/09	20.446%	69	1/25/13	11.320%
30	10/25/09	20.449%	70	2/25/13	11.358%
31	11/25/09	20.282%	71	3/25/13	12.617%
32	12/25/09	20.249%	72	4/25/13	11.407%
33	1/25/10	18.972%	73	5/25/13	11.768%
34	2/25/10	18.035%	74	6/25/13	11.382%
35	3/25/10	17.723%	75	7/25/13	11.743%
36	4/25/10	16.752%	76	8/25/13	11.358%
37	5/25/10	16.321%	77	9/25/13	11.349%
38	6/25/10	15.824%	78	10/25/13	11.720%
39	7/25/10	15.698%	79	11/25/13	11.335%
40	8/25/10	15.300%	80	12/25/13	11.644%

The assumptions for the Net WAC CAP table above are as follows:
* Run at 100% PPC to the Clean-Up Call Option Date.
* Derived assuming LIBOR indices are held constant at 20.00% beginning on the first Distribution Date.
* Includes the application of Net Swap Payments received or paid by the trust.

WaMu Capital Corp.
A Washington Mutual, Inc. Company

Break-Even CDR Table

Class	M-1	M-2	M-3
Rating (Moody's / S&P)	Aa1 / AA+	Aa2 / AA	Aa3 / AA
Break-Even CDR (%)	11.87	9.80	8.58
Collateral Loss (%)	9.15	7.85	7.04

Class	M-4	M-5	M-6
Rating (Moody's / S&P)	A1 / AA-	A2 / A+	A3 / A
Break-Even CDR (%)	7.49	6.53	5.87
Collateral Loss (%)	6.28	5.58	5.08

Class	B-1	B-2	B-3
Rating (Moody's / S&P)	Baa1 / A-	Baa2 / BBB	Baa3 / BBB-
Break-Even CDR (%)	5.25	4.66	4.21
Collateral Loss (%)	4.61	4.14	3.77

The assumptions for the break-even CDR table above are as follows:
* Cash flows run at 100% PPC to Maturity
* Forward LIBOR
* Triggers are failing after the Stepdown Date
* Sequential trigger fails before the Stepdown Date
* 33% loss severity
* 6 month liquidation lag
* Defaults are in addition to voluntary prepayments
* Servicer advances 100% of principal and interest until liquidation
* "Break-Even CDR" is the approximate Constant Default Rate that generates the first
  dollar of principal writedown on the related Class



WaMu Capital Corp.

A Washington Mutual, Inc. Company

ADDITIONAL RISK FACTOR:

Recent Developments in the Residential Mortgage Market May Adversely Affect the Return on Your Certificates

Recently, the residential mortgage market in the United States has experienced a variety of difficulties and changed economic conditions that may adversely affect the yield on your certificates. Delinquencies and losses with respect to residential mortgage loans generally have increased in recent months, and may continue to increase. In addition, in recent months housing prices in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

Another factor that may have contributed to, and may in the future result in, higher delinquency rates is the increase in monthly payments on adjustable rate mortgage loans. Borrowers with adjustable payment mortgage loans are being exposed to increased monthly payments when the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, to the rate computed in accordance with the applicable index and margin. This increase in borrowers' monthly payments, together with any increase in prevailing market interest rates, may result in significantly increased monthly payments for borrowers with adjustable rate mortgage loans.

Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. A decline in housing prices may also leave borrowers with insufficient equity in their homes to permit them to refinance, and in addition, many mortgage loans have prepayment premiums that add to the cost of refinancing. Furthermore, borrowers who intend to sell their homes on or before the expiration of the fixed rate periods on their mortgage loans may find that they cannot sell their properties for an amount equal to or greater than the unpaid principal balance of their loans. These events, alone or in combination, may contribute to higher delinquency rates.

You should consider that the general market conditions discussed above may affect the performance of the mortgage loans and may adversely affect the return on your certificates.